                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                        The CHALONE Wine Group, Ltd.
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                                (Name of Issuer)


                         Common Stock, no par value
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                         (Title of Class of Securities)


                                  157639105
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                                 (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                               (918) 664-1914
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 26, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105
          ---------

-------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Hook Investments LLC, formerly Hook Financial Inc.
-------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                (a)    [ ]
                                                                (b)    [X]
-------------------------------------------------------------------------------
       (3)    SEC Use Only

-------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
-------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
              -----------------------------------------------------------------
              (7)    Sole Voting Power                             -0- Shares

 Number of    -----------------------------------------------------------------
Shares Bene-  (8)    Shared Voting Power                           -0- Shares
  ficially
 Owned by     -----------------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                        -0- Shares
 ing Person
   With       -----------------------------------------------------------------
              (10)   Shared Dispositive Power                      -0- Shares

-------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     -0- Shares
-------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       [ ]
-------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                      0.0%
-------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                              Page 2 of 5 pages

CUSIP No. 157639105
          ---------

-------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Phyllis S. Hojel
-------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                (a)    [ ]
                                                                (b)    [X]
-------------------------------------------------------------------------------
       (3)    SEC Use Only

-------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
-------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                       [ ]

-------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              U.S.A.

-------------------------------------------------------------------------------
              (7)    Sole Voting Power                            -0- Shares

 Number of    -----------------------------------------------------------------
Shares Bene-  (8)    Shared Voting Power                    1,756,919 Shares
  ficially
 Owned by     -----------------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                       -0- Shares
 ing Person
   With       -----------------------------------------------------------------
              (10)   Shared Dispositive Power               1,756,919 Shares
                     Shares
-------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
-------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       [ ]
-------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
-------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    IN





                              Page 3 of 5 pages

AMENDMENT NO. 1 TO SCHEDULE 13D

              Hook Investments LLC, a Delaware limited liability company ("Hook Investments"), formerly Hook Financial Inc., an exempted company organized under the laws of the Cayman Islands ("Hook Financial"), and Phyllis S. Hojel hereby amend and supplement their joint Statement on Schedule 13D as originally filed on April 3, 1996 (the "Original Statement"), with respect to the common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended, the Original Statement has been restated in its entirety and is being filed as Exhibit 99 to this Amendment No.
1. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 of the Original Statement is hereby amended and supplemented as follows:

              On December 26, 1996, Hook Financial transferred all of its assets, including all of the shares of Common Stock beneficially owned by Hook Financial, to SFI Intermediate Ltd., a Texas limited partnership ("SFI").
This transaction facilitated the ownership and management of certain assets of the Hojel family.

ITEM 5.       INTEREST IN SECURITIES OF THE INVESTOR.

              Item 5 of the Original Statement is hereby amended and supplemented as follows:

              As of December 26, 1996, Hook Financial beneficially owned zero
(0) shares of Common Stock. As of December 26, 1996, each of Phyllis S. Hojel, SFI, GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), RCH 1 Holdings, Inc., a Delaware corporation ("RCH"), LHZ 1 Holdings, Inc., a Delaware corporation ("LHZ") and MAH 1 Holdings, Inc., a Delaware corporation ("MAH") (RCH, LHZ and MAH having merged with and into GHA as of December 31, 1996), beneficially owned an aggregate of 1,756,919 shares of Common Stock, approximately 21.1% of the 7,611,604 shares outstanding (as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1996). As of December 26, 1996, Phyllis S. Hojel, SFI, GHA, RCH, LHZ and MAH shared voting power and the power to dispose or direct the disposition of such 1,756,919 shares of Common Stock.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 99 -  Schedule 13D of the Company filed by Hook Financial and Phyllis S. Hojel on April 3, 1996.





                              Page 4 of 5 pages

                                   SIGNATURE

              After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: January 29, 1997                    HOOK INVESTMENTS LLC, formerly
                                           HOOK FINANCIAL INC.


                                           By:    /s/ Phyllis S. Hojel
                                                  ------------------------------
                                                  Phyllis S. Hojel
                                                  President and Secretary


                                           /s/ Phyllis S. Hojel
                                           -------------------------------------
                                           Phyllis S. Hojel






                              Page 5 of 5 pages

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
Exhibit 99 -  Schedule 13D of the Company filed by Hook Financial and Phyllis
              S. Hojel on April 3, 1996.